                                                                                                                                                                          Exhibit (a)(10)

April 5, 2007

SHAREHOLDERS APPROVE PROPOSAL TO TAKE FOUR SEASONS PRIVATE

Toronto, Canada -- Four Seasons Hotels Inc. (TSX Symbol “FSH”; NYSE Symbol “FS”) announced today that shareholders approved the proposal to take Four Seasons private at a price of US$82.00 cash per Limited Voting Share by affiliates of Cascade Investment, L.L.C. (an entity owned by William H. Gates III), Kingdom Hotels International (a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud and his family), and Isadore Sharp.

At a special meeting of shareholders today, 28,886,566 votes were cast in respect of the Company’s 33,681,238 outstanding Limited Voting Shares. The transaction was approved by 68.98% of the votes cast by holders of Limited Voting Shares, voting separately as a class, and by 51.85% of the votes cast by holders of Limited Voting Shares, other than Limited Voting Shares held by Triples Holdings Limited (a company controlled by Mr. Sharp), Kingdom, Cascade, their respective directors and senior officers and any other "related parties," "interested parties" and "joint actors".

Isadore Sharp, Chairman and Chief Executive Officer of Four Seasons, said: “An overwhelming number of our shares have been voted in this process, and we are pleased that the required majorities were achieved.”

It is anticipated that the transaction will be completed in the second quarter of 2007. The final Court hearing in respect of the transaction is scheduled to be held on April 13, 2007.

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Contact:
John Davison	Barbara Henderson
Chief Financial Officer	Senior Vice President, Corporate Finance
(416) 441-6714	(416) 441-4408

This news release contains “forward-looking statements” within the meaning of applicable securities laws relating to the proposal to take Four Seasons Hotels Inc. private, including statements regarding the terms and conditions of the proposed transaction. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things, the risks that the parties will not proceed with a transaction, that the ultimate terms of the transaction will differ from those that currently are contemplated, and that the transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities). The statements in this news release are made as of the date of this release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

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